UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                              PARK CITY GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   31659S 10 7
                                   ----------
                                 (CUSIP Number)

                                 General Partner
                         Andersen, Weinroth & Co., L.P.
                     1330 Avenue of the Americas, 36th Floor
                            New York, New York 10019
                             Telephone: 212-842-1600

                                 with a copy to:

                             Edward W. Kerson, Esq.
                             Rabinowitz & Kerson LLP
                           161 Avenue of the Americas
                          New York, New York 10013-1205
                            Telephone: (212) 768-1666

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 11, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 8 Pages)

CUSIP No. 31659S 10 7                                          Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AW Fields Acquisition, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF               -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          40,250,002
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          40,250,002

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,250,002

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO

CUSIP No. 31659S 10 7                                          Page 3 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     G. Chris Andersen

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF               -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          40,250,002
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          40,250,002

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,250,002

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

CUSIP No. 31659S 10 7                                          Page 4 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephen D. Weinroth


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF               -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          40,281,252
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          40,281,252

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,281,252

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

CUSIP No. 31659S 10 7                                          Page 5 of 8 Pages


Item 1.  Security and Issuer

         This Schedule 13D relates to shares of common stock, $.01 par value ("Common Stock"), of Park City Group, Inc. (formerly Fields Technologies, Inc.) (the "Company"). The address of the principal executive office of the Company is 333 Main Street, Park City, Utah 84060.

         This amendment is being filed to amend the Schedule 13D filed with regard to the Common Stock beneficially owned by AW Fields Acquisition, LLC ("AW Fields"), Stephen D. Weinroth, and G. Chris Andersen filed July 30, 2002, as amended by Amendment No. 1 filed on September 11, 2002. The Schedule 13D, as so amended, is unchanged, except as otherwise set forth in this amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         On October 11, 2002, Stephen D. Weinroth, who had been designated by AW Fields to serve as a director of the Company, resigned as a director.

Item 7.  Material to be Filed as Exhibits

         99.1 Joint Filing Agreement, dated October 11, 2002 among the Reporting Persons.

CUSIP No. 31659S 10 7                                          Page 6 of 8 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: October 11, 2002


                                 AW FIELDS ACQUISITION, LLC


                                     By: AWEE II, LLC, its Class 1 Member


                                    By: ANDERSEN, WEINROTH & CO., L.P.,
                                        its Class 1 Member


                                        By: A.W. & CO. GP INC.,
                                            its General Partner


                                            By: /s/    Stephen D. Weinroth
                                                --------------------------
                                                Name:  Stephen D. Weinroth
                                                Title: President


                                 /s/    G. Chris Andersen
                                 -------------------------
                                        G. Chris Andersen


                                 /s/    Stephen D. Weinroth
                                 --------------------------
                                        Stephen D. Weinroth

CUSIP No. 31659S 10 7                                          Page 7 of 8 Pages


                                  Exhibit Index


99.1     Joint  Filing  Agreement,  dated  October 11, 2002 among the  Reporting
         Persons.

CUSIP No. 31659S 10 7                                          Page 8 of 8 Pages


                                                                    Exhibit 99.1

                             JOINT FILING AGREEMENT

         This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $.01 par value, of Park City Group, Inc. (formerly Fields Technologies, Inc.) is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Dated: October 11, 2002


                                 AW FIELDS ACQUISITION, LLC


                                     By: AWEE II, LLC, its Class 1 Member


                                    By: ANDERSEN, WEINROTH & CO., L.P.,
                                        its Class 1 Member


                                        By: A.W. & CO. GP INC.,
                                            its General Partner


                                            By: /s/    Stephen D. Weinroth
                                                --------------------------
                                                Name:  Stephen D. Weinroth
                                                Title: President


                                 /s/    G. Chris Andersen
                                 -------------------------
                                        G. Chris Andersen


                                 /s/    Stephen D. Weinroth
                                 --------------------------
                                        Stephen D. Weinroth